SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CALLS ON OFT TO EXPLAIN WHY EU COMMISSION IS "BEST PLACED" TO CONSIDER THE BA/BMI DEAL, BUT OFT WANTS TO REOPEN FIVE YEAR OLD EU COMMISSION'S DECISION ON THE 6 YEAR OLD FAILED RYANAIR/AER LINGUS DEAL

Ryanair, the UK's favourite airline today (8th March) called on the Office of Fair Trading (OFT) to explain their decision this week not to ask the European Commission to refer the BA/BMI merger back to the OFT for assessment, which runs contrary to the OFT's previous decision to attempt to review the European Commission's ruling on Ryanair's failed 2006 offer for Aer Lingus, which the OFT is attempting to investigate, despite the fact that it is out of time to do so.

Ryanair also called on the OFT to explain why it now admits that the European Commission is "best placed to assess the (BA/BMI) deal", yet when the European Commission previously ruled that Ryanair would not be required to sell its 29% stake in Aer Lingus, the OFT decided in 2010, four years after the event, that it wished to investigate this decision, when it now admits that the European Commission "is best placed" to assess these issues.

As usual, the OFT applies one rule (or rather a blind eye) when British Airways is acquiring other UK airlines, yet wishes to apply a different rule to a six year old failed merger between two Irish airlines which has little if any competition implications in the UK marketplace.

Ryanair's Michael O'Leary said:

"The OFT now admits that the European Commission is "best placed" to consider these airline mergers, and as a result, the OFT has decided not to review BA's acquisition of British Midland.  Given this admission, the OFT and its Irish boss John Fingleton should explain precisely why six years after Ryanair's failed takeover of an Irish airline, Aer Lingus, was prohibited by the European Commission, it now wishes to re-investigate the European Commission's decision not to force Ryanair to dispose of its 29% stake in Aer Lingus.  This is a glaring waste of regulatory time and resources by Mr Fingleton, the UK's most expensive (Irish) civil servant.

"Perhaps Mr Fingleton might now explain why the European Commission is best placed to assess BA's takeover of BMI, when he and his office do not accept that the EU was also best placed to assess Ryanair's failed offer for Aer Lingus.

"This decision by the OFT demonstrates yet again that there is one rule for British Airways and a different rule for Ryanair.  The OFT under John Fingleton lacks any independence or integrity when it comes to Ryanair and it should now accept the EU Commission's ruling on Ryanair's failed offer for Aer Lingus and stop wasting time and British money reviewing the EU's ruling when they now admit that the EU is best placed to review these deals."

For further information please contact:

                                                Stephen McNamara              Joe Carmody
                                                Ryanair Ltd                            Edelman
                                                Tel: +353-1-8121212           Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 08, March 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary